SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 9, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

November 9, 2020

Press Release

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code number: 3938 First Section, Tokyo

Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Notice Regarding the Cancellation of Treasury Shares

LINE Corporation (hereinafter, the “Company”) hereby announces that it resolved at the board of directors meeting held on November 9, 2020 to cancel its treasury shares pursuant to Article 178 of the Companies Act (Act No. 86 of 2005, as amended from time to time), with the following details.

The cancellation of treasury shares will take place on the condition that the proposal regarding the share consolidation set forth in the “Announcement Regarding the Share Consolidation and the Deletion of Provisions Regarding Share Units and the Partial Amendment of the Articles of Incorporation, as well as Filing Applications to Delist the ADSs from the New York Stock Exchange, to Terminate the Registration of the ADSs with the U.S. Securities and Exchange Commission and to Terminate or Suspend the Company’s Periodic Disclosure Obligations Pursuant to the U.S. Securities Exchange Act of 1934” is approved at the Company’s extraordinary general meeting of shareholders that is expected to be convened on December 15, 2020 as originally proposed.

1.	Class of Shares to Be Cancelled

Common shares of the Company

2.	Number of Shares to Be Cancelled

12,693 shares (0.01% of the total number of issued shares before the cancellation of such shares; rounded to the third decimal place)

3.	Scheduled Date of Cancellation

December 30, 2020

(Reference)

The total number of issued shares after the cancellation will be 243,702,849 shares.

Additionally, the above-stated number of shares to be cancelled is equivalent to the total number of treasury shares owned by the Company as of October 15, 2020.